FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____             No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____             No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	Sodexho Alliance delists its American Depositary Receipts from the New York Stock Exchange and deregisters under the U.S. securities laws.

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Item 1

SODEXHO ALLIANCE DELISTS ITS AMERICAN DEPOSITARY RECEIPTS FROM
THE NEW YORK STOCK EXCHANGE AND DEREGISTERS UNDER THE U.S.
SECURITIES LAWS

Paris, July 16, 2007 - Sodexho Alliance (Euronext Paris FR0000121220 – SW / OTC: SDXAY) announced that as of today it has completed the delisting of its American Depositary Receipts (ADRs) from the New York Stock Exchange.  Sodexho also filed a form today with the U.S. Securities and Exchange Commission to terminate the registration of its shares under the U.S. Securities Exchange Act of 1934.  Today’s filing will immediately suspend Sodexho’s U.S. reporting obligations and is expected to terminate Sodexho’s U.S. reporting obligations in ninety days.

On May 30, 2007, Sodexho announced that the Board of Directors had resolved to apply for voluntary delisting and deregistration of its ADRs, and on June 25, 2007, Sodexho announced it had notified the New York Stock Exchange of its intent to delist its ADRs.  Sodexho's ordinary shares will continue to be listed on Euronext Paris.

SODEXHO ALLIANCE, founded in 1966 by Pierre Bellon, is the leading global provider of Food and Facilities Management services, with more than 332,000 employees on 28,300 sites in 80 countries. For Fiscal 2006, which closed August 31, 2006, SODEXHO ALLIANCE had sales of 12.8 billion euro. Listed on Euronext Paris, the Group’s current market capitalization is 8.4 billion euro.

Press contact: William Mengebier Tel: + 33 (1) 30 85 74 18 - Fax: +33 (1) 30 85 50 10 E-mail: william.mengebier@sodexhoalliance.com	Investor relations: Pierre Bénaich Tel : + 33 (1) 30 85 29 39 - Fax : +33 (1) 30 85 50 05 E-mail : pierre.benaich@sodexhoalliance.com

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: July 16, 2007	By:	/s/ Siân Herbert-Jones

		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer